UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)

DONEGAL GROUP INC.

(Name of Issuer)

Class A common stock, par value $.01 per share

Class B common stock, par value $.01 per share

(Title of Classes of Securities)

Class A common stock - 257701 20 1

Class B common stock - 257701 30 0

(CUSIP Numbers)

Jeffrey D. Miller, Executive Vice President and Chief Financial Officer

Donegal Mutual Insurance Company

1195 River Road, Marietta, Pennsylvania 17547

(717) 426-1931

(Name, address and telephone number of person authorized to receive notices and communications)

October 30, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act.

SCHEDULE 13D/A

CUSIP Nos. 257701 20 1 and 257701 30 0

1	Name of reporting persons Donegal Mutual Insurance Company
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) N/A
6	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,755,953 shares of Class A common stock and 4,247,039 shares of Class B common stock
	8	Shared voting power N/A
	9	Sole dispositive power 7,755,953 shares of Class A common stock and 4,247,039 shares of Class B common stock
	10	Shared dispositive power N/A
11	Aggregate amount beneficially owned by each reporting person 7,755,953 shares of Class A common stock and 4,247,039 shares of Class B common stock
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11) 36.3% of Class A common stock and 76.2% of Class B common stock
14	Type of reporting person (see instructions) IC HC

Item 2.	Identity and Background.

Donegal Mutual Insurance Company (“Donegal Mutual”) hereby supplements and amends Item 2 of its Schedule 13D/A as follows:

On October 6, 2014, at a special meeting of the Board of Directors, the Board of Directors of Donegal Mutual appointed Kevin G. Burke to serve as Donegal Mutual’s Acting Chief Executive Officer during the medical leave of absence of Donald H. Nikolaus, Donegal Mutual’s President and Chief Executive Officer. Mr. Burke has served as the Executive Vice President and Chief Operating Officer of Donegal Mutual and Donegal Group Inc. (“DGI”) since April 2014. Mr. Burke served as Senior Vice President of Human Resources of Donegal Mutual and DGI from 2005 to April 2014 and as Vice President of Human Resources of Donegal Mutual and DGI from 2001 to 2005. On August 29, 2014, the Board of Directors of DGI appointed Mr. Burke to serve as the Acting Chief Executive Officer of DGI during the medical leave of absence of Mr. Nikolaus.

Item 4.	Purpose of Transaction.

Donegal Mutual hereby supplements and amends Item 4 of its Schedule 13D/A as follows:

Gregory M. Shepard (“Shepard”) delivered a letter dated October 6, 2014 (the “Shepard Letter”) jointly addressed to the Board of Directors of DGI and the Board of Directors of Donegal Mutual (the “Boards”). Donegal Mutual incorporates by reference the text of the Shepard Letter contained in Shepard’s Amendment No. 27 to Shepard’s Schedule 13D/A that Shepard filed with the Securities and Exchange Commission on October 6, 2014. In Shepard Letter, Shepard proposed that representatives of the Boards contact Shepard in writing so that Shepard can provide the Boards with contact information for an unnamed very large and very profitable U.S.-based property and casualty insurance group that operates on an international basis with a successful history of completing numerous acquisitions and that is interested in discussing with the Boards various business alternatives, including a potential strategic transaction with both Donegal Mutual and DGI. Shepard further expressed his availability to meet with the Boards to explain why Shepard believes discussions with this interested party would be in the best interests of Donegal Mutual, DGI and their various constituencies.

On October 28, 2014, the Board of Directors of Donegal Mutual held a special meeting at which the Board of Directors reviewed the proposals outlined in the Shepard Letter. After discussion and due deliberation, including consultation with Dechert LLP, the

Board’s special counsel, the Board of Directors unanimously determined that it is not in the best interests of Donegal Mutual, its policyholders and its other constituencies for Donegal Mutual to enter into confidential discussions with the interested party to which Shepard referred in the Shepard Letter or to meet with Shepard for the purpose of evaluating the merits of such discussions.

On October 30, 2014, Donegal Mutual responded in writing to the Shepard Letter and reported the actions taken by its Board of Directors at its special meeting on October 28, 2014. Donegal Mutual has attached the text of its October 30, 2014 response to Shepard as Exhibit 1 to this Schedule 13D/A, which Donegal Mutual incorporates by reference into this Schedule 13D/A.

The Board of Directors of Donegal Mutual believes that it is in the best interests of Donegal Mutual and its constituencies to continue to pursue Donegal Mutual’s business strategy as an independent mutual insurance company. The Board of Directors of Donegal Mutual remains firmly committed to the continued operation of Donegal Mutual as an independent mutual insurance company for the benefit of its policyholders and other constituencies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Executive Vice President and Chief Financial Officer

Dated: October 30, 2014